 Exhibit 99.3

YY Inc.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: YY)

________

Form of Proxy for the Annual General Meeting

to Be Held on November 28, 2016

(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of YY Inc., a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding common shares, par value US$ 0.00001 per share, of the Company (the “Common Shares”) to be exercised at the annual general meeting of the Company (the “AGM”) to be held at 42/F, Edinburgh Tower, The Landmark, 15 Queen's Road Central, Hong Kong on November 28, 2016 at 2:00 p.m. (local time), and at any adjourned meeting thereof, for the purposes set forth in the accompanying Notice of the Annual General Meeting (the “AGM Notice”).

Only the holders of record of the Common Shares at the close of business on October 19, 2016 (the “Record Date”) are entitled to notice of and to vote at the AGM. In respect of the matters requiring shareholders’ vote at the AGM, each Class A Common Share is entitled to one vote and each Class B Common Share is entitled to ten votes. The quorum of the AGM is at least one shareholder holding no less than an aggregate of one-third of all voting share capital of the Company in issue present in person or by proxy and entitled to vote at the AGM. This Form of Proxy and the accompanying AGM Notice will be first mailed to the shareholders of the Company on or about October 21, 2016.

The Common Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation or a new proxy form, duly completed, signed and bearing a later date, at its offices at Building B-1, North Block of Wanda Plaza, No. 79 Wanbo Er Road, Nancun Town, Panyu District, Guangzhou 511442, The People’s Republic of China no later than 48 hours before the time for the holding of the AGM or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s offices (to the attention of: Ms. Yuffie Fu) at Building B-1, North Block of Wanda Plaza, No. 79 Wanbo Er Road, Nancun Town, Panyu District, Guangzhou 511442, The People’s Republic of China as soon as possible so that it is received by the Company no later than 48 hours before the time of the AGM.

YY Inc.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: YY)

________

Form of Proxy for the Annual General Meeting

to Be Held on November 28, 2016

(or any adjourned or postponed meeting thereof)

I/We __________________ of __________________________, being the registered holder of _____________________ Common Shares 1, par value US$0. 00001 per share, of YY Inc. (the “Company”), hereby appoint the Chairman of the Annual General Meeting 2 or _________________ of __________________________ as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned meeting thereof) of the Company to be held at 42/F, Edinburgh Tower, The Landmark, 15 Queen's Road Central, Hong Kong on November 28, 2016 at 2:00 p.m.(local time), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit 3.

No.	RESOLUTIONS	FOR [3]	AGAINST [3]	ABSTAIN [3]
1.

The special resolution as set out in the Notice of the Annual General Meeting regarding the approval of an amendment to the Company’s existing articles of association, and as set forth below:

“IT IS RESOLVED, as a special resolution:

THAT the Company’s existing Article 10(d)(iii) of the articles of association of the Company be deleted in its entirety and replaced in substitution therefor with the following:

“Upon any sale, transfer, assignment or disposition of Class B Common Shares by a holder thereof to any person or entity which is not an Affiliate of such holder, such Class B Common Shares shall be automatically and immediately converted into an equal number of Class A Common Shares; provided that, except as set forth in Article 10(d)(iv) below, a change in the beneficial ownership of Class B Common Shares from a holder of Class B Common Shares to an Affiliate of such holder shall not cause a conversion under this Article 10(d)(iii). In addition, if at any time more than fifty percent (50%) of the ultimate beneficial ownership of any holder of Class B Common Shares (other than the Founders or the Founders’ Affiliates) changes, each such Class B Common Share shall be automatically and immediately converted into one Class A Common Share. For the avoidance of doubt, (a) the transfer, assignment or disposition of Class B Common Shares by a holder thereof to any of the following shall be exempt from, and not trigger, the automatic conversion contemplated under this Article 10(d)(iii): (i) a Founder or a Founder’s Affiliate or (ii) to a limited partner or a shareholder of such holder; and (b) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any Class B Common Shares to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the related Class B Common Shares, in which case all the related Class B Common Shares shall be automatically converted into the same number of Class A Common Shares.”

[1]	Please insert the number and class (i.e., Class A or Class B) of Common Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]	If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

[3]	IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.

No.	RESOLUTIONS	FOR [3]	AGAINST [3]	ABSTAIN [3]

THAT any director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to give effect to the foregoing resolution as such director or officer, in his absolute discretion, thinks fit, including but not limited to, attendance on any filing or registration procedures for and on behalf of the Company in the Cayman Islands.

Dated ____________________                           Signature(s) 4____________________

[4]	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.

3